Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Ventas, Inc. for the registration of 24,239,880 shares of its common stock and to the incorporation by reference therein of our reports dated February 27, 2008 (except for Notes 6, 14, 19, and 20, as to which the date is November 19, 2008), with respect to the consolidated financial statements and schedule of Ventas, Inc. and our report dated February 27, 2008 with respect to the effectiveness of internal control over financial reporting of Ventas, Inc., included in its Form 8-K, filed with the Securities and Exchange Commission on November 24, 2008.

/s/ Ernst & Young LLP

Chicago, Illinois

November 27, 2008